Via Facsimile and U.S. Mail
Mail Stop 4720

April 21, 2010

Mr. Samuel Pilch
Controller
THE ALLSTATE CORPORATION
2775 Sanders Road
Northbrook, IL 60062

Re: THE ALLSTATE CORPORATION
From 10-K for the Period Ended December 31, 2009
Filed February 25, 2010
File No. 001-11840

Dear Mr. Pilch:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results

Investments
Other-Than-Temporary Impairment Evaluation, page 91

1. You have residential mortgage-backed securities with unrealized losses of $1.6 billion at December 31, 2009. Over $1.0 billion of the unrealized loss is on subprime and Alt-A residential mortgage-backed securities rated below

investment grade. Please expand your disclosures to support your assessment that your residential mortgage-backed securities are not impaired as follows:

- The amount of residential mortgage-backed securities rated, Ba, B and Caa and lower;
- The average level of subordination, guarantees and cash reserves at inception and at year-end for your residential mortgage-backed securities rated Ba, B and Caa or lower;
- The key cash flow assumptions, such as estimated prepayment rates, default rates, loss severity, the value of underlying collateral and expected recoveries and how they differ from the cash flow assumptions when the asset-backed transactions were originated; and
- Clarify why unrealized losses equivalent to 34% of your Alt-A security investments and 54% of your subprime investments rated Ba or lower for at least 12 months, and possibly at least 24 months, are not indicative of credit losses.

2. You have commercial mortgage-backed securities with unrealized losses of $951 million at December 31, 2009. Please expand your disclosures to support your assessment that your commercial mortgage-backed securities are not impaired as follows:

- The average level of subordination, guarantees and cash at inception and at year-end;
- The key cash flow assumptions, such as current and future property value and current and projected rental income and how they differ from the cash flow assumptions when the asset-backed transactions were originated; and
- Clarify why unrealized losses equivalent to 57% of your investments for at least 12 months, and possibly at least 24 months, are not indicative of credit losses.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant